October 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Anderegg Dietrich King

Re:	HireRight Holdings Corporation Registration Statement on Form S-1 File No. 333-260079 Acceleration Request Requested Date: October 28, 2021 Requested Time: 4:00 p.m. E.S.T.

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join HireRight Holdings Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260079) (the “Registration Statement”) to become effective on October 28, 2021, at 4 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Justin Sterling
Name:	Justin Sterling
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name:	Rebecca Steinthal
Title:	Managing Director

[Signature Page to Acceleration Request]